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                                                Filed by: James River Bankshares
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933
                                     Subject Company: First Virginia Banks, Inc.
                                                   Commission File No: 333-78331


Security holders are advised to read First Virginia Banks, Inc.'s registration statement related to the First Virginia Banks, Inc./James River Bankshares, Inc.merger (which will include James River Bankshares, Inc.'s proxy statement) when it becomes available because it will contain important information. You may obtain this document, when available, and other documents filed by First Virginia Banks, Inc. or James River Bankshares, Inc. with the Securities and Exchange Commission at SEC's Internet web site (www.sec.gov). Copies of the proxy statement/prospectus and other related documents can also be obtained, without charge, by directing a request to First Virginia Banks, Inc., 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, Attention: Richard F. Bowman (703) 241-3685 or to James River Bankshares, Inc.,1514 Holland Road, Suffolk, Virginia 23434, Attention Donald W. Fulton, Jr. (757) 934-8100 ext 206.

The following is the text of the announcement:



March 5, 2001                       CONTACT: Richard F. Bowman (First Virginia)
FOR IMMEDIATE RELEASE                        (703) 241-3685
                                               or
                                             Donald W. Fulton, Jr. (James River)
                                             (757) 934-8100 ext 206


           JAMES RIVER BANKSHARES TO MERGE WITH FIRST VIRGINIA BANKS

     The directors of James River Bankshares, Inc., a $516-million multi-bank holding company headquartered in Suffolk, Virginia, have agreed to affiliate with First Virginia Banks, Inc., a $9.5-billion multi-bank holding company headquartered in Fairfax County, Virginia. The announcement was made jointly today by G.P. Jackson, Chairman of the Board, and Harold U. Blythe, President and Chief Executive Officer, of James River and Barry J. Fitzpatrick, Chairman, President and Chief Executive Officer of First Virginia.

     James River operates four banks: the 9-branch, $163-million First Colonial Bank, headquartered in Hopewell, serves Chesterfield and Prince George
Counties, and the cities of Colonial Heights, Hopewell, and Petersburg; the 10-branch, $174-million James River Bank/Colonial, headquartered in Suffolk, serves the counties of Isle of Wight and York and the cities of Chesapeake, Newport News, and Suffolk; the 5-branch, $107-million James River Bank, headquartered in Waverly, serves the counties of Southampton and Sussex and the cities of Emporia and Franklin; and the 3-branch, $71-million State Bank, headquartered in Remington,
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serves Fauquier County. This merger will give First Virginia a number one or two market share in the city of Suffolk and the counties of Prince George and Sussex and significant increases in market share in Fauquier, Chesterfield and York counties.

     "We're very pleased to be joining forces with a strong financial company like James River whose employees and directors share our commitment to a core value system based on community and customer service. I know our combined efforts will have a significant impact in the markets we will soon serve together," said Mr. Fitzpatrick.

     "It's important to us that First Virginia shares our commitment to community involvement and to a philosophy of providing superior customer service," Mr. Jackson said. Mr. Blythe agreed, adding, "First Virginia brings a wide array of financial services, including internet banking, enhancing greatly the opportunities for and value to our customers."

     James River shareholders will receive .51 shares of First Virginia common stock for each share of their 4,556,219 outstanding shares. Based on the most recent closing price of First Virginia, the value per share of James River Bankshares is approximately $23.51, making a total transaction value of $107.1 million. Keefe Bruyette & Woods, a New York-based investment banking firm specializing in the financial sector, is serving as financial advisor to James River.

     First Virginia will issue approximately 2,323,672 shares to James River shareholders in a tax-free exchange of shares. Up to 40% of James River shares may be exchanged for $24.00 in cash per share in lieu of First Virginia stock. The merger will be accounted for as a purchase transaction under the new rules proposed by the Financial Accounting Standards Board to be effective July 1, 2001.

     Messrs. Blythe and Fitzpatrick said that a definitive agreement had been entered into and that the transaction is subject to completion of a due diligence review and to approval of James River shareholders as well as state and federal regulatory authorities. It is anticipated that the transaction will be closed in the early third quarter, 2001. The four James River banks will merge with existing First Virginia member banks, and the James River Bankshares directors will become members of the boards of the merged banks.

     First Virginia is the largest independent banking company headquartered in Virginia and one of the 50 largest in the United States. There are nine banks in the First Virginia group with 294 offices in Virginia, 57 offices in Maryland and 25 offices in East Tennessee. First Virginia also operates a full-service insurance agency, First Virginia Insurance Services, Inc. First Virginia's common stock is traded on the New York Stock Exchange under the symbol "FVB." James River's common stock is traded on the Nasdaq stock market under the symbol "JRBK."

     Certain statements in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest-rate fluctuations, competition within and without the banking industry, new products and services in the banking industry, risks inherent in making loans, including repayment risks and fluctuating collateral values, changing trends in customer
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profiles and changes in laws and regulations applicable to the corporation.
Although the corporation believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the corporation will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction referenced in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Virginia and James River. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by First Virginia and James River at the Commission's website at http://www.sec.gov. Copies of the proxy statement/prospectus and other related documents can also be obtained, without charge, by directing a request to First Virginia Banks, Inc., 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, Attention: Richard F. Bowman (703) 241-3685 or to James River at 1514 Holland Road, Suffolk, Virginia 23434, Attention Donald W. Fulton, Jr. (757) 934-8100 ext 206.

     James River and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of James River with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in James River's proxy statement for its 2000 Annual Meeting of Stockholders filed with the Commission on March 15, 2000.

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Falls Church, Virginia